UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

05/01/2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik M. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 406,881
	8.	SHARED VOTING POWER 2,436,688
	9.	SOLE DISPOSITIVE POWER 406,881
	10.	SHARED DISPOSITIVE POWER 2,436,688

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,843,569
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.79%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 3 Pages

Schedule 13D

This Amendment No. 14 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2014, as previously amended (the “Schedule 13D”) by Erik M. Herzfeld.

This amendment is filed on behalf of Erik M. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“Advisory Clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of common stock to which this Schedule 13D relates is 2,843,569 shares representing 18.79% of the 15,133,299 shares outstanding as reported by the issuer as of March 25, 2024.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 406,881 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 2,436,688 shares of common stock.

(c)	Open Market Transactions

On March 8, 2024, through the open market, the Advisory clients bought 5,576 shares at $2.73. On March 27, 2024, through the open market, the Advisory clients sold 588 shares at $2.5846. On April 4, 2024, through the open market, the Advisory clients sold 860 shares at $2.5939. On April 5, 2024, through the open market, the Advisory clients sold 1,050 shares at $2.5737. On April 8, 2024, through the open market, the Advisory clients sold 6,118 shares at $2.56. On April 9, 2024, through the open market, the Advisory clients sold 1,065 shares at $2.555. On April 10, 2024, through the open market, the Advisory clients sold 17,724 shares at $2.50. On April 18, 2024, through the open market, the Advisory clients sold 1,190 shares at $2.37. On April 23, 2024, through the open market, the Advisory clients sold 214 shares at $2.41. On April 24, 2024, through the open market, the Advisory clients sold 1,126 shares at $2.40. On April 26, 2024, through the open market, the Advisory clients bought 1,531 shares at $2.42 and sold 4,176 shares at $2.4233. On April 29, 2024, through the open market, the Advisory clients sold 459 shares at $2.4361. On May 1, 2024, through the open market, the Advisory clients sold 6,845 shares at $2.40.

Tender Offer

On March 25, 2024, the Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) announced the final results of a cash tender offer to purchase up to 10%, or 1,681,477 shares, of its outstanding shares of common stock (the “Shares”) at 97.5% of the Fund’s net asset value (“NAV”) as of the close of ordinary trading on the NASDAQ Capital Market (the “NASDAQ”) on March 19, 2024, the expiration date (the “Tender Offer”). The Reporting Person properly tendered 471,013 Shares prior to the expiration date of the Tender Offer. Under the terms and conditions of the Tender Offer, because the number of Shares properly tendered exceeded the number of Shares offered to purchase, the Fund will purchase Shares properly tendered on a pro-rata basis of 13.615645%, which is the number of Shares purchased (1,681,477) divided by the number of Shares properly tendered by all participating stockholders of the Fund (12,349,659). Pursuant to the Tender Offer, the Fund will purchase 64,131 of the Reporting Person’s tendered Shares at $3.3833 per Share, as promptly as practicable.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Erik M. Herzfeld Erik M. Herzfeld President

5/6/2024
Date